UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

PETROGRESS, INC.

_______________________________________________ (Exact name of registrant as specified in its charter)

Delaware	27-2019626
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

757 3rd Avenue, Suite 2110 New York, New York 10017	10017
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement ﬁle number to which this form relates: ______________________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Authorized Capital Stock

The Certificate of Incorporation of Petrogress, Inc. (“Petrogress”), filed on November 16, 2016, provides that Petrogress is authorized to issue Five Hundred Million (500,000,000) shares of capital stock, divided into two classes consisting of (a) Four Hundred Ninety Million (490,000,000) shares of common stock, par value $0,001 per share (the “Common Stock”), and (b) Ten Million (10,000,000) shares of preferred stock, par value $0,001 per share (the “Preferred Stock”).

Common Stock

The Petrogress Common Stock carries the following rights:

●

Dividends. Whenever cash dividends upon Preferred Stock at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, the Board of Directors may declare cash or other dividends, and paid from time to time to the holders of the Common Stock out of the remaining net profits or surplus.

●

Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of Petrogress, whether voluntary or involuntary, all assets and funds of Petrogress remaining after the payment to the holders of the Preferred Stock of all series thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Stock according to their respective shares.

●	Voting Rights. Each holder of Common Stock shall have one vote in respect of each share of such stock held by him. There is no cumulative voting.

●

Restrictions on transfer. The Common Stock is not subject to restrictions on transfer as a result of the Certificate of Incorporation or the By-Laws. Nevertheless, there may be restrictions imposed by applicable securities laws or by the terms of other agreements entered into in the future. The By-Laws permit Petrogress to place restrictive legends on its share certificates in order to ensure compliance with these restrictions.

●	Other rights. Holders of Common Stock have no preemptive, redemption, conversion or sinking fund rights.

The rights, preferences, and privileges of the holders of Common Stock may be adversely affected by, the rights of the holders of any series of Preferred Stock that are or may be issued by Petrogress.

Preferred Stock

The Board of Directors may, without further action of our stockholders, issue shares of Preferred Stock in one or more series and fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock. While the issuance of Preferred Stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by the stockholders and may discourage bids for the common stock at a premium over the market price. The Board of Directors may, without stockholder approval, provide for the issuance of Preferred Stock that could have voting, conversion or other rights superior to the rights of holders of Common Stock.

On July 13, 2017, the Board of Directors resolved to establish and designate one hundred (100) shares of the Petrogress Preferred Stock as the “Series A Preferred Stock.” The Certificate of Designation of the Series A Preferred Stock which was filed with the Delaware Secretary of State on October 4, 2017, provides the holder(s), as a class, with the right to two (2) votes for each share of Common Stock issued and outstanding, and furthermore requires class voting such that the holders of a majority of the shares of Series A Preferred Stock must approve, as a class, any matter requiring stockholder approval. The holder(s) of Series A Preferred Stock are also entitled to a liquidation preference to any distribution of the assets or surplus funds of Petrogress to the holders of any other class of Preferred Stock or the Common Stock, the amount of One Hundred Dollars ($100.00) per share, and will not be entitled to receive any portion of the remaining assets of Petrogress except by reason of ownership of shares of any other class of Petrogress’ stock.

The Company’s establishment of the Series A Preferred Stock vests the holder(s) with total authority over the conduct of business in so far as they will have the right and ability to approve any corporate action requiring stockholder approval by a margin of 66 2/3% to 33 ½ %. While these provisions do not alter or reduce the obligations of management to adhere to their duties of care, loyalty, obedience and candor, nor affect the minority rights of stockholders, they should be deemed as an anti-takeover provision.

The Company issued One Hundred (100) shares of its Series A Preferred Stock to Christos P. Traios on October 11, 2017.

Anti-Takeover Provisions in Delaware Law and the Certificate of Incorporation and the By-Laws

The Certificate of Incorporation and the By-Laws contain provisions that may discourage or prevent a change of control even if such transaction would be beneficial to our stockholders.

No Cumulative Voting

The Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors or any other matters and cumulative voting is not otherwise provided for under the General Corporation Law of the State of Delaware.

Limitation on Liability of Directors and Officers

The Certificate of Incorporation provides that no director shall be personally liable to Petrogress or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except the liability of the director (i) for any breach of the director’s duty of loyalty to Petrogress or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate Petrogress’ rights and its stockholders’ rights, through stockholders’ derivative suits on Petrogress’ behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, except in the situations described above.

Amendments to the By-Laws

The Certificate of Incorporation confers on the Board the authority to adopt, amend or repeal the By-Laws. The Certificate of Incorporation and By-Laws further provide that holders of at least 66 2/3% of the votes of Petrogress’ outstanding voting stock may also adopt, amend or repeal the By-Laws.

Item 2. Exhibits

The following exhibits are filed with this Registration Statement on Form 8-A or are incorporated by reference as described below.

Exhibit	Description

3.1	Specimen of Petrogress, Inc. Common Stock Certificate*

3.2	Certificate of Incorporation of Petrogress, Inc. filed November 16, 2016 (incorporated by reference to Exhibit 3.1 to Petrogress’ Current Report on Form 8-K filed on December 1, 2016).

3.3	Certification of Designation of Series A Preferred Stock of Petrogress, Inc. (incorporated by reference to Exhibit 3 to Petrogress’ Current Report on Form 8-K filed on July 21, 2016)

3.4	By-Laws of Petrogress, Inc. effective November 30, 2016 (incorporated by reference to Exhibit 3.2 to Petrogress’ Current Report on Form 8-K filed on December 1, 2016)

*      Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 12, 2017

Petrogress, Inc.
By: /s/ Christos P. Traios

Christos P. Traios
Chief Executive Officer and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit	Description

3.1	Specimen of Petrogress, Inc. Common Stock Certificate*

3.2	Certificate of Incorporation of Petrogress, Inc. filed November 16, 2016 (incorporated by reference to Exhibit 3.1 to Petrogress’ Current Report on Form 8-K filed on December 1, 2016).

3.3	Certification of Designation of Series A Preferred Stock of Petrogress, Inc. (incorporated by reference to Exhibit 3 to Petrogress’ Current Report on Form 8-K filed on July 21, 2016)

3.4	By-Laws of Petrogress, Inc. effective November 30, 2016 (incorporated by reference to Exhibit 3.2 to Petrogress’ Current Report on Form 8-K filed on December 1, 2016)

*      Filed herewith.